MF Fire, Inc.
3031 Washington Blvd, Suite G
Baltimore, MD 21230
+1-855-MFFire1
info@mffire.com
mffire.com



AUGUST 14, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Explanatory Statement Regarding the Filing of the Form C-TR by MF Fire, Inc.

To Whom it May Concern:

On May 16, 2016, MF Fire, Inc. (the "Company") undertook an offering under Regulation Crowdfunding (File No. 020-22839) (the "Crowdfunding Offering"). In the Crowdfunding Offering, we received approximately $170,000 in gross proceeds from the sale of convertible promissory notes from approximately 152 investors. On May 1, 2017, we filed an annual report with the Commission on Form C-AR.

On, or about October 9, 2017, the Company attempted to file a Form C-TR to terminate reporting under Regulation Crowdfunding by meeting the conditions of Rule 202(b)(2). The Company believed that the Form C-TR had been accepted by the Commission through the EDGAR filing system and was unaware that the filing did not go through until it was made aware of that fact on August 13, 2020.

As such, the Company is filing this Form C-TR covering the Crowdfunding Offering as of the above referenced date, which the Company intends to be effective as of October 9, 2017.

Sincerely,

Paul LaPorte
CEO, MF Fire, Inc.